Exhibit 99.77(i)

ITEM 77I. Terms of New or Amended Securities

1.	At the January 11, 2018 Board meeting, the Board of Trustees approved the designation of Class P3 shares for Voya Floating Rate Fund, Voya High Yield Bond Fund, Voya Intermediate Bond Fund, and Voya Short Term Bond Fund. In addition, at its January 11, 2018 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class P3 Shares. The Class P3 shares were registered and effective with the Securities and Exchange Commission on February 9, 2018.